

nectar
BEYOND TRADITION
PASSIONFRUIT ORANGE GUAVA
HARD SELTZER
UNIQUE ASIAN FLAVORS
NO WEIRD AFTERTASTE
HARD JUICE
JUNGLE JUICE
PARADISE PACK

INVEST IN **NECTAR**

The Modern Asian Alcohol Company. Beyond Tradition

nectarhardseltzer.com Los Angeles, CA











Highlights

1. Over 8,000,000 cans sold (as of April 2024)
2. 120% avg Year over Year growth since 2021

| 3 | 1,700,000+ members in our community |

| 4 | Carried in 2,100 stores, across 7 states |

| 5 | Over 800,000,000 organic views across the Nectar Media Company (including UTI podcast). |

| 6 | Stocked in all your favourite retailers: COSTCO, RALPHS, SAFEWAY, HEB, FRED MEYER, FOODLAND & MORE |

Featured Investors



Goat Rodeo
Invested $3,475,000 ⓘ

[Follow]

Carlton Fowler, Partner

"We've been working and investing in alcohol for a decade and have seen some very successful partnerships between media companies and brands. What no one has seen before is a brand that IS a media property and can appeal to consumers on a much deeper level. Nectar is the first of its kind in the booze business."



Lora Larson-Miller
Invested $5,000 ⓘ

[Follow]

"It's the best seltzer I've drank. By far. Their content is entertaining and when the opportunity to invest and own a piece of a company that I enjoy and use came up, I jumped on it. From what I understand there is a lot of competition in the drinks industry, but they all kind of taste the same, look the same and that drinks industry, but they all kind of taste the same, look the same and that doesn't speak to me. Nectar does - I have felt involved throughout their journey and I'm excited to be alongside them for the next chapters."



Other investors include <u>Springdale</u>, <u>Electric Feel Ventures</u>, <u>Bochi</u>

Our Team



Jeremy Kim CEO

Jeremy spent 6 years in the music industry working with multi-platinum artists. He then ran strategy for YouTube's largest multi-channel network, The Nations. His expertise lies in brand development, digital marketing and operations.



John Dalsey President

John is an entrepreneur with 6 years of experience in the craft beer industry where he co-founded Double Nickel Brewing Co., one of New Jersey's fastest growing breweries. His knowledge encompasses marketing, manufacturing, operations and finance.



Brando Brando Art Director

All things visual and physical at Nectar stem from Brando. Flexing his talents in design, directing, photography, and painting Brando is partner in multiple record labels and has created for some of the biggest names in music.



Geng Wang Sales & Marketing Director

Geng has spent 10 years working across CPG, fashion, and entertainment.

He's spearheaded digital media strategy at Constellation brands (including Corona Extra and Modelo Especial) for four years before starting his journey on Nectar.

Our Story



nectar
BEYOND TRADITION
HARD SELTZER
ASIAN PEAR
PASSIONFRUIT ORANGE GUAVA
LI HING MUI PINEAPPLE
ASIAN PEAR LYCHEE MANDARIN YUZU
UNIQUE ASIAN FLAVORS
NO WEIRD AFTERTASTE
PARADISE PACK

NECTAR IS SELLING LIKE CRAZY

WE'VE HAD EXPLOSIVE GROWTH SINCE LAUNCH



BOXES SOLD

40,000
30,000
20,000
10,000
0

Q4 – '20 Q1 – '21 Q2 – '21 Q3 – '21 Q4 – '21 Q1 – '22 Q2 – '22 Q3 – '22 Q4 – '22 Q1 – '23 Q2 – '23 Q3 – '23 Q4 – '23 Q1 – '24

Over time Nectar has been selling more units / store to build its growth, meaning people are buying more often and more frequently.



● SALES BY QUARTER
● BUYING ACCOUNTS



Q4 - '20 Q1 - '21 Q2 - '21 Q3 - '21 Q4 - '21 Q1 - '22 Q2 - '22 Q3 - '22 Q4 - '22 Q1 - '23 Q2 - '23 Q3 - '23 Q4 - '23 Q1 - '24

FIND US IN THESE STORES





AND MORE...

REVENUE FORECAST



$40M

$35M

$30M

$25M

$20M

$15M

$15M
$10M
$5M
$0

2021 2022 2023 2024 2025 2026



 **New Product Innovations**
 **Florida, Illinois & Others**

 **Breaking Into On-Premise**
Major Event Partnerships
International



ASIAN PEAR LYCHEE MANDARIN YUZU

ASIAN FLAVOR AND CULTURE IS RAPIDLY CHANGING THE AMERICAN GROCERY SHELF

ASIAN GROCERY SPEND



BILLIONS $

100
80
60
40
20
0

2018   2020   2022   2024   2026   2028



94% of surveyed Americans between 20–29 bought boba tea in the last month (2021)

$90B The Asian Food Category is estimated to be

60%+ of Netflix users have watched a Korean title on the platform

BTS was officially named the **#1** recording act in the world in 2020

Modern Retail, Asian food startups continue to gain traction among investors and retailers

AMERICAN ALCOHOL SHELVES ARE NOT KEEPING UP WITH CULTURE.
EVEN TRADITIONAL ASIAN ALCOHOL IS NOT

THE SAME BORING FLAVORS, BY THE SAME BIG CORPORATIONS

CHERRY



LIME



GRAPEFRUIT





WHITE CLAW
HARD SELTZER
BLACK CHERRY
NATURAL LIME
RUBY GRAPEFRUIT
TRULY
Hard Seltzer
BLACK CHERRY
LIME
GRAPEFRUIT
BUD LIGHT SELTZER
BLACK CHERRY
LEMON-LIME
GRAPEFRUIT
HIGH NOON
VODKA & SODA
BLACK CHERRY
LIME
GRAPEFRUIT
Coors SELTZER
BLACK CHERRY
LEMON LIME
GRAPEFRUIT

TWISTED TEA
HARD ICED TEA
ORIGINAL
SUNNY D
VODKA SELTZER
Simply SPIKED Lemonade
SIGNATURE LEMONADE
mike's
HARD LEMONADE
SAPPORO
PREMIUM BEER
Asahi
hite
EXTRA COLD

WHERE'S THE IMAGINATION?

THE MODERN ASIAN ALCOHOL COMPANY

TAKING ASIAN FLAVORS BEYOND TRADITION









2020

ASIAN PEAR
LYCHEE
MANDARIN
YUZU

SELTZER

2023

P.O.G.
MANGO MELON
LI HING PINEAPPLE
GREEN GRAPE

JUICE

2024

LILIKOI PASSIONFRUIT
LYCHEE LILIKOI





LYCHEE LILIKOI
JUNGLE JUICE
PASSIONFRUIT ORANGE

TEA

2025

SOJU

EXCEPTIONAL FLAVOR & TASTE


★★★★★

I saw some of their tiktok videos and loved the story. Was excited when I saw it in store for the first time. I was honestly expecting the hype not to deliver, but I was wrong.

Not only are the flavors unique, but they're all so well balanced and don't have that chemical aftertaste like a lot of big name hard seltzer brands have.

Mike W


★★★★★

This seltzer blows all other seltzers out of the water! No sugar and natural flavors... you can tell the difference. Do yourself a favor and try these now!!!

Lauren K


★★★★★

These flavors are something special! I like the big name hard seltzers, but these ones just had way more natural flavor without the aftertaste. Also a plus they have some of my favorite flavors :)

Andy D


★★★★★

I need to know HOW THIS IS MADE. It's so good I never notice how fast I end up finishing the cans. It's a great investment when having friends over.

Salvador S

★★★★★

I am super sensitive to sugar. Most hard seltzers get gross to me after 2 or 3. These have 0 sugar and have the perfect amount of flavoring! Definitely will buy again 💖

Genny P

★★★★★

I'm a gym rat so it's been challenging to find alcoholic beverages that taste good and fit my lifestyle. Nectar hits all the spots 10/10 👍

Khanh R

★★★★★

Babe, no weird aftertaste and you end up downing them. EASY buy. New fave seltzer to be honest.

OG FLowerchild

4.8

AVERAGE RATING

90 CALORIES **0g** SUGARS **4.7%** ABV



Reviews
WAIT FOR HIS REACTION
ORGANIC LOVE FROM MAJOR ASIAN ICON (12M+ FOLLOWERS)
SHE COULDN'T BELIEVE IT WAS ALCOHOL
Watch later
Share
SALE
"IT WAS SO GOOOD"
Trying this new soda called Nectarseltzer
NECTAR IS THE SELF-PROCL
nectarhardseltzer
The Mayors of YouTube @eugeneleeyang
Lmaooo this is one of the best reviews we've ...
Watch on YouTube

NECTAR IS DELIVERING A
DIVINELY DIFFERENT COMMUNITY



1.7M
FOLLOWERS

22
MEDIA
CHANNELS

800M
UNPAID
ORGANIC VIEWS

NECTAR IS DOMINATING SOCIALS






TOTAL LIKES ON TIK TOK 2m 4m 6m 8m 10m





Store Drops

TEXAS – APR 2023

HAWAII – OCT 2023

Watch later   Share

Over 300 Hawaiians showed up to this grocery store

Nectar Seltzer

Part 4 | Dec. 2020, you changed our lives forever. 2021 is the year yo... more

♫ Free - @Louis The Child & Drew Lo...

Gang
shared this video
Follow back

Watch on ▶ YouTube

THIS
-Head Buyer at H·E·B

O'ahu · Honolulu

Nectar Seltzer   3 people

TY YOU TO EVERYONE WHO SHOWED UP!!! PARTY TIME TONIGHT. #h... more

♫ original sound - nectarseltzer (Con...

BACKED BY INDUSTRY LEADERS

OUR INVESTORS AND ADVISORS COME FROM MEDIA, ENTERTAINMENT, AND FOOD & BEVERAGE















GOAT RODEO CAPITAL | BOCHI INVESTMENTS | SPRINGDALE VENTURES

ELECTRIC FEEL ENTERTAINMENT | TOP SHELF VENTURES | ArdaghGroup | J20

ALCOHOL EXITS TRADE HIGHER THAN NORMAL CPG









	AVIATION AMERICAN GIN	BABE	SAINT ARCHER BREWING COMPANY	CUTWATER SPIRITS
NOTABLE EXITS	$650M EXIT $28M REV 23.2x	$120M EXIT $2.55M REV 47x	$65M EXIT $8M REV 8.1x	$100M EXIT $11.9M REV 8.4x

	The Finnish LONG DRINK Legend of 1952	Loverboy	FLYING EMBERS	BEATBOX BEVERAGES
RECENT VALUATION MULTIPLES	12x	13x	9.9x	11x









INVESTMENT LEVELS & PERKS

LEVEL 1
$250

10% off online store for 1 year

LEVEL 2
$500

15% off online store for 1 year

LEVEL 3
$1,000

- 20% off online store for 1 year
- Nectar trucker hat (crowdfund only)

LEVEL 4
$2,500

- 20% off online store for 1 year
- Nectar trucker hat (crowdfund only)
- 1 Box of Nectar

LEVEL 5
$5,000

- 30% off online store for 1 year
- Nectar trucker hat (crowdfund only)
- 2 Boxes of Nectar



LEVEL 6
$10,000

- 30% off online store for 1 year
- Nectar trucker hat
- 2 Boxes of Nectar
- Nectar Hoodie

LEVEL 7
$25,000

- 30% off online store for 1 year
- Nectar trucker hat
- Nectar hoodie
- 2 VIP tickets to any Nectar sponsored




events





LEVEL 8
$50,000

- 30% off online store for 1 year
- Nectar trucker hat (crowdfund only)
- Nectar hoodie
- 2 VIP tickets to any Nectar sponsored events (flights + 1 hotel night included)

LEVEL 9
$100,000

- 30% off online store for 1 year
- Nectar trucker hat (crowdfund only)
- Nectar hoodie
- Group dinner with the founders
- 2 VIP tickets to any Nectar sponsored events (flights + 1 hotel night included)







LEVEL 10
$250,000



- 30% off online store for 1 year



- Nectar trucker hat (crowdfund only)
- Nectar hoodie
- Group dinner with the founders
- 4 VIP tickets to any Nectar sponsored events (flights + 1 hotel night included)
- Make a flavor with us

THE NECTARINE TEAM



JEREMY KIM
CO-FOUNDER

Jeremy spent the last 6 years in the music industry working with multi-platinum artists. He then ran strategy for YouTube's largest multi-channel network, The Nations. His expertise lies in brand development, digital marketing and operations.



JOHN DALSEY
CO-FOUNDER

John is an entrepreneur with 6 years of experience in the craft beer industry. He is the co-founder of Double Nickel Brewing Co., one of New Jersey's fastest growing breweries. His knowledge encompasses marketing, manufacturing, operations and finance.



BRANDO
ART DIRECTOR

All things visual and physical at Nectar stem from Brando. Flexing his talents in design, directing, photography, and painting Brando is partner in multiple record labels and has created for some of the biggest names in music.

 

GENG WANG
MARKETING DIRECTOR

Geng has spent 10 years working across CPG, fashion, and entertainment. He's spearheaded digital media strategy at Constellation brands (including Corona Extra and Modelo Especial) for four years before starting his journey on Nectar.

SEBASTIAN SMUTS
CHIEF OPERATING OFFICER

Sebastian started his career at Fever-Tree Mixers in the UK, before moving to the US where he spent 4 years scaling Cann Social Tonics. An avid early stage beverage operator, he drives forwards by building the structure to successfully manage growth.